November 30, 2010

Fletcher J. McCusker, Chairman
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

      RE: **The Providence Service Corporation**
            Form 10-K for FYE December 31, 2009
            Filed March 12, 2010;
            DEF 14A for Annual Meeting on May 20, 2010
            Filed April 22, 2010
            File No. 1-34221

Dear Mr. McCusker:

We have reviewed your response letter filed October 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 9. Long-Term Obligations, page 101

1. We note your response to comment four in our letter dated September 23, 2010. Please tell us where you have included certain fees paid in connection with this amendment in your calculation of the 10% cash flow tests attached as Exhibit 1. Specifically tell us where you included the $565,000 amendment fee paid to certain lenders, fees and expenses of approximately $2.0 million paid for legal accounting

2. and other related costs. If you have not included these amounts in your analysis please describe to us the reasons for excluding these cash outflows.

3. Please explain to us how you calculated the "Interest on Senior Secured Term Debt".

4. Please explain to us the significance of the 0.44271% for CIT and the 0.09047% for Other Lenders. In this regard, explain how these amounts are applied in the calculation.

5. We note that the present value rate applied to the cash flows related to CIT differs from those related to Other Lenders. Please explain to us the factors that lead to the different present value rates.

Exhibits

6. We note your response five in your letter dated October 7, 2010 that exhibit 10.6 and related exhibit 10.7 "are no longer material contracts".   Inasmuch as these contracts were material at the time of filing the Form 10-K, they are required to be filed.   In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fletcher J. McCusker
The Providence Service Corporation
November 30, 2010
Page 3

       You may contact Brian McAllister, staff accountant at (202) 551-3341 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551- 3356 with any other questions.

              Sincerely,

              John Reynolds,
              Assistant Director

cc: via fax (520) 747-6605